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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING DECEMBER 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GRW CAPITAL CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 VERMONT AVENUE NW
(No. and Street)

WASHINGTON	DISTRICT OF COLUMBIA	20005
(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 29 2008
Washington, DC
109

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL DAMSKY CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 BURT DRIVE	DEER PARK	NEW YORK	11729
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LENDE WASHINGTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRW CAPITAL CORP., as of DECEMEBR 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

Natalia V Shulinina
Notary Public, District of Columbia
My Commission Expires November 15, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRW CAPITAL CORP.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2007

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
40-3 BURT DRIVE
DEER PARK, New York 11729
(631)595-2073

To the Board of Directors of
GRW Capital Corp.
Washington, District of Columbia

Gentlemen:

I have audited the balance sheet of GRW Capital Corp. as of December 31, 2007 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of GRW Capital Corp. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, I have examined the supplementary schedules on pages 7, 8 and 9, and in my opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Michael Damsky CPA P.C.
Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant
Deer Park, New York
February 27, 2008

GRW CAPITAL CORP.
BALANCE SHEETS
DECEMBER 31, 2007

ASSETS

Current Assets:	
Cash	$ 146,994
Due From Broker	48,256
Prepaid Expenses	6,362
Securities	14,847
Advances	1,500
	217,959
Fixed Assets:	38,741
Less: Accumulated Depreciation	38,177
	564
Other Assets:	
Security Deposit	2,225
Loans Receivable	25,972
	28,197
	$ 246,720

LIABILITIES and STOCKHOLDERS' EQUITY

Current Liabilities:	
Due to Broker	$ 3,516
Accounts Payable and Accrued Expenses	42,145
	45,661
Stockholders' Equity:	
Common Stock	10,000
Additional Paid in Capital	448,182
Retained Earnings	(257,123)
	201,059
	$ 246,720

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

STATEMENT OF INCOME and RETAINED EARNINGS

YEAR ENDED DECEMBER 31, 2007

Revenue:	
Commissions	$ 227,177
Interest & Dividends	5,154
Gain on Sale of Securities	3,793
Other Income	490,430
	726,554
Expenses	702,227
Net Income (Loss) Before Taxes	24,327
Retained Earnings (Deficit) - Beginning of the year	(281,450)
Retained Earnings - End of the year	$ (257,123)

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:	
Net Income (Loss)	$ 24,327
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,902
(Increase) Decrease in due from broker	40,127
(Increase) Decrease in prepaid expenses	1,903
(Increase) Decrease in other receivables	(3,877)
Increase Decrease in due to broker	3,516
Increase (Decrease) in accrued Expenses	3,908
Net cash (used in) operating activities	73,806
Cash Flows from Investing Activities:	
Increase in market value of securities	(5,610)
Net cash (used in) investing activities	(5,610)
Net (Decrease) Increase in cash	68,196
Cash at beginning of year	78,798
Cash at end of year	$ 146,994

GRW CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common	Paid In Capital	Retained Earnings
Balance at January 1, 2007	$ 10,000	$448,182	$(281,450)
Issuance of Capital Stock			
Net Income (Loss)	-	-	24,327)
Balance at December 31, 2007	$ 10,000	$448,182	$(257,123)

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 - **ORGANIZATION**: GRW Capital Corp. (the Company) was incorporated in 1993 under the laws of the District of Columbia. The company is Broker/Dealer subject to the rules and regulations of the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission.

NOTE 2 - **SUMMARY OF ACCOUNTING POLICIES**: Securities transactions and the related commission revenue and expenses are recorded on the settlement date.

The Company clears its customer accounts through another member broker.

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes has been included in these financial statements.

Securities are carried at market value.

An exemption from Rule 15c3-3 under section (K)(2)(ii) is claimed on the basis that all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

NOTE 3 - **NET CAPITAL REQUIREMENTS**: The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule. Under these rules, the minimum net capital requirement was $100,000 at December 31, 2007. At December 31, 2007 the Company's Net Capital was $62,178 in excess of the required Net Capital.

NOTE 4 - **CONTINGENT LIABILITIES**: Under an agreement with its clearing broker dated January. 2002, the Company is contingently liable for:

-A customer's failure to make payment to the clearing broker when due or to deliver securities sold for the account of the broker or the broker's customer.

-Failures of a customer of the company to meet any margin call or any maintenance call.

-The purchase of customers until actual and complete payment has been received by the clearing broker.

GRW CAPITAL CORP.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 5 - **CAPITAL STOCK**: The Company's capital stock consists of 10,000 authorized shares and outstanding of $1 par value capital stock. On October 1, 1997 the company entered into an agreement to sell 333 shares, which was changed on December 2, 1999 to a maximum of 250 shares @ 90.09 per share. During 2000 88.8 were sold for $8,000, and during 1999 122 shares were sold for $11,000. In May 2007 the President and majority shareholder purchased 8,972.55 shares for $ 425,000.00

NOTE 6 - **RELATED PARTY**: GRW Capital Corp. leases its space from Allison Street Holdings, LLC.. The Company and Allison Street Holdings, LLC, share common ownership and management. GRW Capital Corp has a contract with Allison Street Advisors, for advisory services.

SUPPLEMENTARY INFORMATION

GRW CAPITAL CORP.

COMPUTATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2007

Computation of Net Capital:

1.	Total Ownership Equity	$ 201,059
2.	Add: Allowable Subordinated Liabilities	-
		$ 201,059
3.	Less: Ownership Equity not allowed for net capital	36,623
		164,436
4.	Less: Haircuts on Securities	2,258
.	Net Capital	$ 162,178

Computation of Basic Net Capital Requirement

1.	Minimum Net Capital Required - (6 2/3% Aggregate Indebtedness)	3,046
2.	Minimum Dollar Net Capital	100,000
3.	Net Capital Requirement	100,000
4.	Net Capital	162,178
5.	Excess Net Capital	$ 62,178

Computation of Aggregate Indebtedness

6.	Total Liabilities	$ 45,661
7.	Non Aggregate Indebtedness Liabilities	-
		$ 45,661

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

RECONCILIATION OF NET CAPITAL

YEAR ENDED DECEMBER 31, 2007

Audited Net Capital	$ 162,178
Net Capital per Focus Part IIA	$ 162,402
Difference	224
Haircut	$ (31)
Accrued Expenses	(833)
Reverse Outstanding Checks	640
	$ 224

"See Accompanying Notes and Accountants' Report"

GRW CAPITAL CORP.

EXPENSES

YEAR ENDED DECEMBER 31, 2007

Clearing Charges	$ 2,594
Compensation	112,292
Agency Fee	398,004
Regulatory Fees	10,126
Commissions	37,763
Sales and Marketing	8,035
Communications	11,038
Quotes and Tickers	25,763
Occupancy	22,191
Insurance	12,711
Depreciation	3,902
Professional Fees	13,863
Operations	43,945
	$ 702,227

See Accompanying Notes and Accountants' Report"

MICHAEL DAMSKY CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT
40-3 Burt Drive
Deer Park, New York 11729
(631) 595-2073

February 27, 2008

GRW Capital Corp.
Washington, District of Columbia

Gentlemen:

I have examined the Financial Report of GRW Capital Corp., as required by the Financial Industry Regulatory Authority as of December 31, 2007, and have issued a report thereon dated February 18, 2008. As part of my examination I reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2007 to the extent I considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, my examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2007 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Deer Park, New York
February 27, 2008

END